

VIA FACSIMILE AND U.S. MAIL

March 10, 2010

Charles E. Coppa
Chief Financial Officer
GreenMan Technologies, Inc.
205 South Garfield
Carlisle, Iowa 50047

      RE: GreenMan Technologies, Inc.
              Form 10-K for the Year Ended September 30, 2009
              Form 10-Q for the Period Ended December 31, 2009
              File No. 1-13776

Dear Mr. Coppa:

      We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2009

Exhibits 31.1 and 31.2

1. We note that you have omitted paragraph 4.c. of the Section 302 certifications in your fiscal year 2009 Form 10-K. In addition, we note that you have included the certifying officer's title in the introduction. Please file an amendment to the Form 10-K to provide Section 302 certifications that conform exactly to the language in Item 601(b)(31) of Regulation S-K. Please note that the amendment needs only to contain the cover page, an explanatory note for the amendment, Item 9A, the signature page, and paragraphs 1, 2, 4 and 5 of the Section 302 certification. Refer to Rule 12(b)-15 of the Exchange Act for guidance.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 31, 2009

Item 4. Controls and Procedures, page 18

2. We note your disclosure that your "disclosure controls and procedures were (1) designed to ensure that material information relating to the company, including [y]our consolidated subsidiaries, is made known to [y]our chief executive officer and chief financial officer by others within those entities, particularly during the period in which this report was being prepared and (2) effective, that that they provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms." It appears that your conclusion relates to a portion of the definition of "disclosure controls and procedures," as defined in Rule 13a-15(e) of the Exchange Act rather than the full definition. Please confirm to us that your disclosure controls and procedures are effective insofar as it relates to the full definition of disclosure controls and procedures, as defined in Rule 13a-15(e) of the Exchange Act. In addition, in future filings please either use the full definition of disclosure controls and procedures in your conclusion or state that your disclosure controls and procedures are effective or ineffective, without setting forth the definition.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Tracey Houser, Staff Accountant, at (202) 551-3736, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief